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                                                                     Exhibit 5.1




                                 May 28, 1999


Board of Directors
Navigant International, Inc.
84 Inverness Circle East
Englewood, CO  80112-5314

To the Board of Directors:

     As counsel for Navigant International Inc. (the "Company"), a Delaware corporation, we have examined and are familiar with its Certificate of Incorporation, its Bylaws and its various corporate records and procedures relating to its incorporation. We are also familiar with the procedures taken by the Board of Directors of the Company to adopt the Navigant International Inc. 1998 Stock Incentive Plan (the "Plan"), effective June 9, 1998. Pursuant to the terms and conditions set forth in the Plan, the Company may issue and sell up to 3,890,985 shares of its Common Stock (par value $.001 per share), respectively, subject to possible adjustment, to eligible employees or outside directors of the Company and its subsidiaries. The Plan was ratified and approved by the stockholders of the Company. We also have examined such other matters and have made such other inquiries as we deem relevant to our opinions expressed below.

     We are of the opinion that the total 3,890,985 shares of Common Stock of the Company, issued in accordance with the Plan, which has been approved by the stockholders, will be legally issued and validly outstanding shares of the Common Stock of the Company, fully paid and non-assessable; provided, that the consideration for each share is not less than the par value thereof.

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form S-8 in connection with the Plan, and any amendments thereto.

                              Very truly yours,


                              Holland & Hart LLP